Exhibit 8.1
Subsidiaries of Maxeon Solar Technologies, Ltd.

Name of Subsidiary	Country of Incorporation
Maxeon Solar Pte. Ltd	Singapore
SunPower Malaysia Manufacturing Sdn. Bhd.	Malaysia
SunPower Systems Sarl	Switzerland
SunPower Corporation Mexico, S. de R.L. de C.V.	Mexico
SunPower Corporation Australia Pty. Ltd.	Australia
Maxeon Japan KK	Japan
SunPower Energy Systems Singapore Pte. Ltd.	Singapore
SunPower Systems International Limited	Hong Kong
SunPower Philippines Manufacturing Ltd.	Cayman Islands
SunPower Netherlands B.V.	Netherlands
SunPower Italia S.r.l.	Italy
SunPower Energy Solutions France SAS	France
SunPower Technology Ltd.	Cayman Islands
Maxeon Americas, Inc.	United States